                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                AMENDMENT NO. 1

                   Under the Securities Exchange Act of 1934

                         Alexion Pharmaceuticals, Inc.
                                (Name of Issuer)

                    Common Stock, $.0001 par value per share
                         (Title of Class of Securities)

                                   015351109
                                 (CUSIP Number)

                                Scott Spitzer
                                Senior Counsel
                      United States Surgical Corporation

                              September 30, 1997
             (Date of Event which requires Filing of this Statement
                               150 Glover Avenue
                           Norwalk, Connecticut 06856
                        Telephone Number (203) 845-1000
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)
                              September 30, 1997
              Date of Event which requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box:[ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 015351109                                           Page 2 of 4 Pages

1.   Name of Reporting Person

     United States Surgical Corporation

     I.R.S. Identification No. of Above Person
     13-2518270

2.   Check the Appropriate if a Member of a Group

     Not Applicable

3.   SEC USE ONLY

4.   Source of Funds
     WC

5. Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)

     Not Applicable

6.   Citizenship or Place of Organization

     Delaware Corporation

Number of Shares Beneficially Owned by Each Reporting Person with:

     7.   Sole Voting Power - 824,087
     8.   Shared Voting Power - 0
     9.   Sole Dispositive Power - 824,087
     10.  Shared Dispositive Power - 0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     824,087 common shares

12.  Check Box if the Aggregate Amount in Row (11) excludes certain shares

     Not Applicable

13.  Percent of Class represented by Amount in Row (11)

     9.03%

14.  Type of Reporting Person

     CO

                                                              Page 3 of 4 Pages


Item 1. Security and Issuer

     Common Stock, $.0001 par value per share

     Alexion Pharmaceuticals, Inc.
     25 Science Park, Suite 360
     New Haven, CT 06511

Item 2. Identity and Background

     United States Surgical Corporation
     State of Organization: Delaware
     Principal Business: Development, manufacturing and sale of surgical devices Address of Principal Business:
     150 Glover Avenue
     Norwalk, CT 06856
     (d) No
     (e) No

Item 3. Source and Amount of Funds or Other Consideration

     Working Capital

Item 4. Purpose of Transaction

     Holding the Shares for investment purposes. The parties have separately entered agreements related to development and distribution of certain of the Issuer's products by the Filing Person.

Item 5. Interest in Securities of the Issuer

     824,087 shares of Common Stock, sole voting and investment power

     457,142 of such shares were acquired prior to the Issuer becoming a Reporting Person. 200,000 shares were acquired by the Filing
Person on February 29, 1996, in the Issuer's initial public offering, the initial offering price of $8.25 per share, purchased from the underwriters of and on the same terms as other purchasers in the offering. The remaining 166,945 shares were acquired by the Filing Person on September 30, 1997, from the Issuer at a price of $17.97 per share pursuant to a Stock Purchase Agreement dated September 30, 1997.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Issuer has granted to the Filing Person certain registration rights with respect to the shares of Common Stock acquired prior to September 30, 1997 reported herein. In addition, the Filing Person has agreed that it will not acquire greater than a ten percent (10%) beneficial ownership interest, computed on a fully diluted basis, in the Issuer or engage in a "Business Combination" (within the meaning of Section 203 of the Delaware General Corporation Law) with the Issuer, without the prior written consent of the Issuer's Board of Directors.

                                                              Page 4 of 4 Pages


Item 7. Material to be Filed as Exhibits

1. Registration Agreement, dated December 4, 1992, by the Company for the benefit of certain individuals, as amended -- Exhibit 10.12 to Issuer's Registration Statement No. 333-00202 on Form S-1, originally filed January 9, 1996. Incorporated herein by reference.

2. Amendment to Registration Agreement, dated July 31, 1995, between the Issuer and the Filing Person -- Exhibit 10.13 to Issuer's Registration Statement No. 333-00202 on Form S-1, originally filed January 9, 1996. Incorporated herein by reference.

3. Stock Purchase Agreement, dated July 31, 1995, between the Issuer and the Filing Person -- Exhibit 10.16 to Issuer's Registration Statement No. 333-00202 on Form S-1, filed January 9, 1996. Incorporated herein by reference.

4. Stock Purchase Agreement dated September 30, 1997, between the Issuer and the Filing Person -- Exhibit 10.43 to Issuer's Annual Report on Form 10-K filed October 28, 1997. Incorporated herein by reference.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 12, 1997                      /s/Thomas R. Bremer
-------------------------------        -----------------------------------------
Date                                   Signature


                                       Senior Vice President and General Counsel
                                       -----------------------------------------
                                       Name/Title